UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-49735
INTRAOP MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)
570 Del Rey Avenue
Sunnyvale, California 94085
(408) 636-1020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.001 par value per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 354
     Pursuant to the requirements of the Securities Exchange Act of 1934, Intraop Medical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2010	Intraop Medical Corporation
	By:	/s/ John Powers
		Name:	John Powers
		Title:	President and Chief Executive Officer